245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 23, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Advisor Series VII (the trust): File Nos. 002-67004 and 811-03010
Fidelity Advisor Biotechnology Fund
Fidelity Advisor Consumer Discretionary Fund
Fidelity Advisor Energy Fund
Fidelity Advisor Financial Services Fund
Fidelity Advisor Global Real Estate Fund
Fidelity Advisor Health Care Fund
Fidelity Advisor Industrials Fund
Fidelity Advisor Real Estate Fund
Fidelity Advisor Semiconductors Fund
Fidelity Advisor Technology Fund

Fidelity Advisor Utilities Fund (the fund(s))

Post-Effective Amendment No. 79

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 79 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the funds: Class Z for Fidelity Advisor Biotechnology Fund, Fidelity Advisor Consumer Discretionary Fund, Fidelity Advisor Energy Fund, Fidelity Advisor Financial Services Fund, Fidelity Advisor Global Real Estate Fund, Fidelity Advisor Health Care Fund, Fidelity Advisor Industrials Fund, Fidelity Advisor Real Estate Fund, Fidelity Advisor Semiconductors Fund, Fidelity Advisor Technology Fund, and Fidelity Advisor Utilities Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of September 29, 2018.  We request your comments by August 22, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group